                                                            --------------------
                                 UNITED STATES              |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            Washington, D.C. 20549          |   OMB Number:    |
                                                            |    3235-0058     |
                                  FORM 12b-25               | Expires:         |
                                                            |    June 30, 1994 |
                          NOTIFICATION OF LATE FILING       | Estimated        |
                                                            | average burden   |
                                                            | hours per        |
(Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K   | response....2.50 |
                     [ ] Form 10-Q  [_] Form N-SAR          --------------------
                                                            --------------------
     For Period Ended:  September 29, 1996                  | SEC FILE NUMBER  |
                      ------------------------------------  |                  |
     [_]  Transition Report on Form 10-K                    --------------------
     [_]  Transition Report on Form 20-F                    --------------------
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-Q                    |    463644 10 2   |
     [_]  Transition Report on Form N-SAR                   --------------------

     For the Transition Period Ended:
                                     -------------------------------------------

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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
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Full Name of Registrant

                          IRVINE SENSORS CORPORATION
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

                           3001 REDHILL AVE., BLDG. 3
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City, State and Zip Code

                             COSTA MESA, CALIFORNIA  92626
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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.
                                NOT APPLICABLE

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

                            SEE ATTACHED NARRATIVE

                                                 (ATTACH EXTRA SHEETS IF NEEDED)

                                                                SEC 1344 (11-91)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             JOHN J. STUART, JR.               714             549-8211
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the
     registrant was required to file such reports) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            SEE ATTACHED NARRATIVE
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                          IRVINE SENSORS COROPORATION
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  DECEMBER 30, 1996                 By  /s/ JOHN J. STUART, JR.
    ----------------------------------    --------------------------------------
                                            CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).          |
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                          IRVINE SENSORS CORPORATION
                             RIDER TO FORM 12b-25
                            Date December 30, 1996

Response to Part III
--------------------

        The preparation of the financial statements of Irvine Sensors Corporation (the "Registrant") will not be completed by December 30, 1996, the last day for a timely filing of its Annual Report on Form 10-K for the fiscal year ended September 29, 1996, pursuant to Rule 0-2 of the General Rules and Regulations under the Securities Exchange Act of 1934.

        During the fiscal year ended September 29, 1996, the Registrant experienced significant changes in its business and financial condition. As a result, the Registrant requires additional time to gather the necessary information to prepare the financial statements and to complete its Annual Report on Form 10-K.

Question (3), Part IV Explanation
---------------------------------

        Revenues increased from $8,041,400 in fiscal 1995 to $12,024,200 in fiscal 1996. However, the Registrant incurred a net loss from operations of $11,154,700 for the fiscal year ended September 29, 1996 compared to a net loss of $3,071,500 for the prior fiscal year.

        The primary causes of the change in results of operations between the two periods are as follows:

        (i)   Delay in receiving a contract from the department of the Navy.

        (ii) Inability to absorb additional costs at the Company's Vermont facility after acquiring the cubing line from IBM.

        (iii) World-wide decline in price of Dynamic Random Access Memory (DRAM) chips which affected the Company's stacked DRAM products.